Exhibit 99.1

LATAM Airlines Group S.A

SECURITIES REGISTRY N° 306

Santiago, May 7, 2020

Mr.

Joaquín Cortez Huerta

Superintendent

Financial Market Commission

Present

Re:	Material fact report - Subscription of Joint Venture
for the implementation of the Strategic Alliance with Delta

Dear Mr. Superintendent:

In accordance with the provisions of Article 9 and 10 of the Securities Market Law and General Rule No. 30, duly authorized, I inform the as a Material Fact of LATAM Airlines Group S.A. (“LATAM” or the “Company"), Securities Registration No. 306, the following:

In accordance with the announcement of a Material Fact made on September 26, 2019, LATAM informs that on this date it has signed a contract entitled “Trans-American Joint Venture Agreement” with Delta Air Lines Inc. (“Delta”), for the purpose of implementing a strategic alliance in the routes between the United States of America and Canada, and the countries of South America with open skies agreements, and the connections of such routes (“Strategic Alliance”).

Likewise, as informed on the abovementioned Material Fact, it is reiterated that is the intention of LATAM and Delta to implement the Strategic Alliance simultaneously in every country of South America, United States and Canada in which regulatory authorizations are not required and/or where regulatory authorizations have already been obtained. In Chile, the regulatory authorizations will be requested within the coming weeks.

Sincerely,

Juan Carlos Menció

Vice President of Legal Affairs

LATAM Airlines Group S.A.